EXHIBIT 10.36 AGREMENT WITH MYCOSOL, INC.

MEMORANDUM OF AGREEMENT

JUNE 1, 2004

The following outlines the terms of an Agreement between Mycosol, Inc., a Delaware corporation and its wholly owned subsidiary Elion Inc. (collectively “Mycosol” or the “Corporation”), located at 14001 Weston Parkway, Suite 112, Cary, North Carolina 27513, and Veridien Corporation, a Delaware corporation (“Veridien”) with principal offices at 2875 MCI Drive, Suite B, Pinellas Park, Florida 33782. This Agreement replaces and supercedes the Strategic Alliance Preliminary Agreement between Mycosol and Veridien dated December 10, 2003.

For good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Mycosol and Veridien hereby formed a strategic alliance with the common focus on the market for Anti-Infectives. Mycosol’s products include but are not limited to M301, its library of related analogs and homologs, and their future products (the “Mycosol Technology”) have been identified as the initial products to complement Veridien’s product portfolio.

2.	Veridien has previously invested $175,000 in Mycosol’s Series A Preferred Stock Financing (the “Series A Financing”), which represents a (*)% fully diluted ownership interest in Mycosol. For the purposes of this Agreement, fully diluted ownership interest (“Fully Diluted Ownership Interest”) means all issued and outstanding stock of the Corporation through the completion of Series A Financing plus all debt obligations, warrants, options, etc. which are convertible into stock of the Corporation and includes all stock issued or to be issued by the Corporation pursuant to its Series A Financing as well as shares issued or to be issued to the Principals or otherwise.

3.	Veridien, and/or any partnership or legal business entity in which Veridien participates, and/or any third party investor in Mycosol for which Veridien assists in identifying and/or assists in securing their investment in Mycosol (hereinafter identified as the “Veridien Group”) has the right to invest an additional $1,325,000 in Mycosol by way of 17 monthly installments of $75,000 commencing June 1, 2004, and the earlier of the 1st day or 1st business day of every month thereafter (“Due Date”), and the final 18th installment of $50,000. If the sum of all investments made by the Veridien Group totals $1.5 million, the Veridien Group shall have acquired a combination of Preferred Stock and Common Stock Warrants representing 37.5% Fully Diluted Ownership Interest in Mycosol. If the Veridien Group invests less than $1.5 million, the percentage of Fully Diluted Ownership Interest in Mycosol will be prorated in direct proportion to the actual investment. Subject to the terms in this Agreement, Veridien may stop making payments at anytime and will not have any further financial obligations.

4.	Dick Klein, Jeff Selph and Jim Hriso (collectively “Initial Principals”) and Veridien will complete the following share exchange. Within ten (10) business days of the date hereof, Veridien will transfer to the Initial Principals in a proportion to be determined by the Initial Principals 6,000,000 Restricted (restricted pursuant to Rule 144) Veridien Common shares (the “Restricted Veridien Shares”) and $110,000 in cash. The Initial Principals shall contemporaneously transfer to Veridien an appropriate number of Mycosol Common Stock, which shares will represent a 12.50% ownership interest in Mycosol on a Fully Diluted Ownership Interest basis. Notwithstanding the foregoing, the parties agree that although the Restricted Veridien Shares shall be issued in the names of the Initial Principals respectively, said shares shall not be delivered directly to the Initial Principals but shall instead be held in escrow for a period of one year from the date of closing of said share exchange pursuant to terms of a certain escrow agreement to be entered into between the parties prior to or at closing of the share exchange. The principal terms of said escrow agreement will provide that the Initial Principals shall receive their respective Restricted Veridien Shares only in the event that they continue their employment and/or consulting with Mycosol, Inc. until the end of the one year escrow period (subject to exceptions for death, disability, wrongful termination, liquidation event, and other reasonable special circumstances). In the event that an Initial Principal fails to satisfy the terms of escrow, then his respective Restricted Veridien Shares shall not be delivered to said Initial Principal but shall instead be forfeited to Mycosol, Inc. The parties agree to said foregoing principal terms of the escrow agreement and agree to execute such escrow agreement substantially in a form with these terms at or before closing of said share exchange. The parties further agree that said Restricted Veridien Shares are acquired by the Initial Principals or Mycosol, as applicable, as of the closing date of the share exchange described above. In addition and concurrently, Veridien will offer to acquire the shares of the current five Mycosol Series A shareholders by offering to exchange their Preferred shares for Restricted Veridien Common Stock at a per share price of $.07.

5.	The agreement of the parties is that upon completion of the aggregate investments contemplated in paragraphs 2, 3 and 4, excluding any of the Preferred Series A shareholders conversion (the “Aggregate Investments”), the Veridien Group will own a 50% interest in Mycosol (or more, depending on the Preferred Series A shareholder participation in the stock swap contemplated in Paragraph 4) on a Fully Diluted Ownership Interest basis.

6.	The Initial Principals will repay all accrued loans to Mycosol contemporaneously with the transfer set out in paragraph 4.

7.	The Initial Principals purport to be owed deferred salaries and waive any claim or entitlement to same. All necessary paperwork confirming same will be delivered to Mycosol within ten (10) business days of the date hereof.

8.	The parties acknowledge that Taro Pharmaceutical (“Taro”) is considering providing funding for the right and/or license to develop and market the Mycosol Technology for the dermatology application. If Mycosol or its subsidiary company, Elion Medical, enters into a strategic alliance with Taro, those funds would be used for therapeutic medical-related activities (including budgeted overhead absorption) and be separate and distinct from the non-therapeutic medical funding contemplated under this Agreement and would not apply to the Aggregate Investments nor reduce Veridien’s and/or the Veridien Group’s rights or options under this Agreement to provide the $1.5 million funding unless otherwise agreed by Mycosol and Veridien.

9.	The parties acknowledge that Mycosol’s Series A Financing is for up to $2 million and for which this Agreement represents $1.5 million of funding or 75% of that financing. Upon the execution of this Agreement, the Veridien Group has the potential to become a significant and possible majority shareholder in Mycosol and Veridien will have the right to elect two (2) representatives to Mycosol’s Board of Directors. The parties hereto agree to use their best efforts to help identify and arrange up to the additional $500,000 in Series A financing. In any event, this does not create an obligation on any of the parties to fund this directly or to guarantee said amount.

10.	In the event that the Veridien Group raises money from one or more third parties with a major purpose of those funds being to directly or indirectly finance Mycosol’s business operations, then at least 20% of those funds up to $300,000 would be transferred to a Mycosol-controlled reserve account (“Reserve”). These Reserve funds will be used by Mycosol to fund its operational needs in the event that the monthly funding from the Veridien Group is not then available. The parties agree to target an ongoing Reserve of $300,000 (four months investment at $75,000 per month). If the Aggregate Investments are fulfilled except for the Reserve, the Reserve would then be used to complete the Aggregate Investments.

11.	The Initial Principals will have entered into a two-year Consulting Contract (the “Contacts”) with Mycosol under which they will receive an aggregate monthly consulting fee of $29,166 through the end of 2004 and $35,416 from 2005 through the end of the Contracts and to be disbursed by Mycosol in accordance with the Contracts. The Initial Principals, acting reasonably, will accept some portion of payment of the Contracts in free-trading shares of Veridien Form S-8 stock or similar instrument. Any payments in free-trading stock would be credited to the Veridien Aggregate Investments hereunder at a price per share of the Veridien stock at the time of issue. If payments related to the Contracts result in additional non-budgeted expenses to the Initial Principals [versus an employment contract where such expenses are customarily paid by the employer] such as a self-employment [FICA] tax, Mycosol will reimburse those additional expenses to the Initial Principals, an amount not to exceed seven (7) percent of the Contracts’ amount. Subject to the fulfillment of the Aggregate Investments, the Principals’ full time and attention will be provided to Mycosol, Elion and Veridien or as otherwise set out herein.

12.	Veridien will give Mycosol 25-day prior written notice if the Veridien Group does not intend to make a further investment under the Aggregate Investments (“Notice”). Upon receipt of that Notice, Mycosol, at its sole option, shall be free to raise additional capital from other sources.

13.	Failure to make an investment in Mycosol by the Due Date will allow Mycosol to notify Veridien that such amount is required immediately and needs to be paid within a cure period. Such investment amount can be cured by payment of said monthly investment amount to Mycosol within a specified number of business days (“Cure”) from the Due Date. For the first two (2) payments of this Agreement totaling $150,000, the Cure will be ten (10) business days. Thereafter, the Cure will be forty (40) business days.

14.	Veridien will receive an Option from the Initial Principals and their related partners and assigns to acquire all or a portion of their remaining Mycosol Common and/or Preferred shares, which shares, in total, will represent up to (*)% of the issued and outstanding stock of Mycosol on a fully diluted basis (the “Option”). The Option can only be exercised after the successful completion of Paragraph 4 and provided Veridien is current with the Aggregate Investments under this Agreement. If Veridien exercises 100% of the Option, then the purchase price for the shares is fixed at $2,200,000. If Veridien exercises its Option in more than one traunch, then the purchase price of each traunch will be prorated proportionally to the total fixed price of $2,200,000. If Veridien gives notice to Mycosol pursuant to Paragraph 12 and/or ceases to make a payment toward the Aggregate Investments and fails to Cure said payment, then the Option will be prorated proportionally based on the percent (%) of actual Aggregate Investments in Mycosol as to that date [including the 6,000,000 Veridien shares which, for these purposes, will be considered to have a value of $500,000] divided by $2 million. Veridien can exercise the Option for twelve months from the date the Aggregate Investments cease or to May 31, 2006, whichever is sooner. Payment of the Option to the Initial Principals can, at Veridien’s option, be made through a combination of a lump sum cash payment and Veridien Restricted Common Stock (Rule 144) and whereby the number of shares of any stock payment will be determined using 80% of the prior 10-day average closing Veridien Common shares price as reported in the Wall Street Journal from the date the Option is exercised. Notwithstanding the foregoing in the event that Veridien issues any Restricted Common Stock (Rule 144) pursuant to transactions described in this Paragraph 14, the parties agree to enter into a certain escrow agreement substantially similar to that escrow agreement described in Paragraph 4 above for purposes of securing the further employment and/or consulting of the Initial Principals during the 1 year escrow term.

15.	The Initial Principals would support its relationship with Veridien and contribute to the development of the Veridien Business Plan and develop a Mycosol Business Plan in support of its relationship with Veridien. Should the Aggregate Investments cease short of the entire investment contemplated in paragraph 3, then the Initial Principals’ support to and efforts on behalf of Veridien would cease.

16.	Mycosol’s VP Business Development, subject to fulfillment of the Aggregate Investments, will devote his fulltime services to the Veridien Marketing, Sales, and Business Development effort for Year One and Year Two. Veridien will pay and/or reimburse reasonable travel and promotion expenses for work on Veridien’s behalf.

17.	Mycosol’s CEO will devote 75% of his fulltime services, subject to fulfillment of the Aggregate Investments, to the Veridien Marketing, Sales, Technology, and Business Development efforts for Year One and Year Two. Veridien will pay and/or reimburse reasonable travel and promotion expenses for work on Veridien’s behalf.

18.	Mycosol’s President, and Mycosol’s in-house technology resources, subject to fulfillment of the Aggregate Investments, will be devoted to not less than 25% of their time or to such other time as mutually agreed, to provide technology support to the then current Veridien Marketing, Sales, and Business Development efforts during Year One and Year Two. Veridien will pay and/or reimburse reasonable travel and promotion expenses for work on Veridien’s behalf.

19.	The parties agree that the Aggregate Investments by the Veridien Group as set forth in this Agreement can be structured on a tax effective basis as required to facilitate Veridien Group’s requirements and provided that the Veridien Group’s proposed structure is reasonably acceptable to Mycosol, acting reasonably.

20.	Upon execution of this Agreement, Veridien will be permitted to elect two (2) seats on Mycosol’s Board of Directors. If the Veridien Group does not fulfill at least 50% of the Aggregate Investments, Mycosol will be free to add a fifth Director of their choosing to the Mycosol Board of Directors. If the fifth Director Board seat will reasonably facilitate the funding of Mycosol by a third party(ies), the two Board Directors representing Veridien will not block appointment of that fifth Director. Veridien wishes to invite Klein to serve and Klein wishes to serve on the Veridien Board of Directors subject to the appropriate approvals.

21.	Year One shall commence June 1, 2004 and Year Two on June 1, 2005.

22.	Veridien has the right to participate in any new financing of Mycosol, at its option.

23.	The parties agree to be bound by the terms of this Agreement and agree to execute such further documents as may be required to support – but not change – this Agreement.

24.	This Agreement shall be governed by and interpreted under the laws of the State of Florida and the venue of Hillsborough County (Tampa Bay area) without giving effect to the choice of laws principles thereof, and may not be superceded, amended, modified except by written agreement between the parties.

25.	This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof and supercedes all previous understanding, agreements, communications, and representations, whether written or oral, concerning the subject matter to which this Agreement relates.

26.	The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement.

A facsimile copy of this Agreement will be binding upon the parties if signed by June 7, 2004.

Mycosol, Inc.			Veridien Corporation

Per:	/S/ Richard B. Klein	June 7, 2004	Per:	/S/ Sheldon Fenton	June 7, 2004

	Richard B. Klein, CEO	Date		Sheldon Fenton, CEO	Date

Per:	/S/ Jeffrey Selph	June 7, 2004	Per:	/S/ Russ Van Zandt	June 7, 2004

	Jeffrey Selph, President & COO	Date		Russ VanZandt, Chairman	Date

For The Initial Principals,		Witnessed By,

/S/ Richard B. Klein	June 7, 2004	/S/ James Melton	June 7, 2004

Richard B. Klein	Date	James Melton	Date

/S/ Jeffrey Selph	June 7, 2004	/S/ James Melton	June 7, 2004

Jeffrey Selph	Date	James Melton	Date

/S/ James Hriso	June 7, 2004	/S/ James Melton	June 7, 2004

James Hriso	Date	James Melton	Date

(*) figures are for reference and will be included in a Mycosol Capitalization Schedule to be completed within ten (10) business days of the signing of this Agreement